SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to
Schedule 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
MAXXAM Inc.
(Name of the Issuer)
MAXXAM Inc.
Charles E. Hurwitz
(Name of Person(s) Filing Statement)
Common Stock, $0.50 Par Value; Preferred Stock, $0.50 Par Value
(Title of Class of Securities)
Common Stock – 577913-10-6; Preferred Stock – 577913-20-5
(CUSIP Number of Class of Securities)
Bernard L. Birkel
Corporate Secretary
1330 Post Oak Boulevard, Suite 2000
Houston, Texas 77056-3058
(713) 975-7600
(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)
With Copies To:
Geoffrey K. Walker
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002-3090
(713) 220-4757

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$1,806,000	$100.77

*	Pursuant to Rule O-11(b)(1) and Fee Rate Advisory #5 dated March 11, 2009, the transaction valuation equals the value of the securities proposed to be acquired and the filing fee equals $55.80 per million of the transaction value, in each case based on the cash out prices proposed to be paid for the estimated numbers of shares of Common Stock and Class A Preferred Stock proposed to be acquired in the Rule 13e-3 Transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $100.77

Form or Registration No.: Schedule 13E-3

Filing Party: MAXXAM Inc. and Charles E. Hurwitz

Date Filed: August 26, 2009

INTRODUCTION
This Amendment No. 1 (this “Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Transaction Statement”), filed with the Securities Exchange Commission (the “SEC”) on August 26, 2009, is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, by MAXXAM Inc., a Delaware corporation, and Charles E. Hurwitz. This Amendment is being filed to supplement Item 16 of the Transaction Statement.
Item 16. EXHIBITS
Item 16 is hereby supplemented by the addition of the following exhibits:
(c)(ii)	WoodRock & Co. Presentation to the Board of Directors, furnished to MAXXAM Inc. directors on August 14, 2009. [Note: Portions of this exhibit have been redacted, and the redacted portions are being separately filed with the SEC pursuant to a request for confidential treatment.]

(c)(iii)	Executive summary page and replacement updated pages for WoodRock & Co. Presentation to the Board of Directors, furnished to MAXXAM Inc. directors on August 18, 2009.

(c)(iv)	WoodRock & Co. draft Fairness Opinion, furnished to MAXXAM Inc. directors on August 18, 2009.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: September 4, 2009	MAXXAM INC.
/s/ Charles E. Hurwitz
Charles E. Hurwitz
Chief Executive Officer

/s/ Charles E. Hurwitz
Charles E. Hurwitz

EXHIBIT INDEX

Exhibit
Number	Description

(c)(ii)	WoodRock & Co. Presentation to the Board of Directors, furnished to MAXXAM Inc. directors on August 14, 2009. [Note: Portions of this exhibit have been redacted, and the redacted portions are being separately filed with the SEC pursuant to a request for confidential treatment.]

(c)(iii)	Executive summary page and replacement updated pages for WoodRock & Co. Presentation to the Board of Directors, furnished to MAXXAM Inc. directors on August 18, 2009.

(c)(iv)	WoodRock & Co. draft Fairness Opinion, furnished to MAXXAM Inc. directors on August 18, 2009.